SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ENTASIS THERAPEUTICS HOLDINGS INC.
(Name of Subject Company (Issuer))
INNOVIVA MERGER SUB, INC.
(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of
INNOVIVA, INC.
(Name of Filing Persons (Parent of Offeror))
Common Stock, par value $0.001 Per Share
(Title of Class of Securities)
293614103
(CUSIP Number of Class of Securities)
Innoviva Merger Sub, Inc.
Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA 94010
(650) 238-9600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Russell Leaf
Jared Fertman
Jonathan Kubek
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	☒ Not applicable	Filing party:	☒ Not applicable
Form or Registration No.:	☒ Not applicable	Date filed:	☒ Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTION
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Innoviva Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Innoviva, Inc., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Entasis Therapeutics Holdings Inc., a Delaware corporation (“Entasis”), at a price of $2.20 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated June 7, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”
All of the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1.	Summary Term Sheet.
The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.
Item 2.	Subject Company Information.
(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:
Entasis Therapeutics Holdings Inc.35 Gatehouse DriveWaltham, MA 02451(781) 810-0120
(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of June 3, 2022, based on information provided by Entasis, there were (i) 47,851,779 Shares issued and outstanding, (ii) 2,561,772 Shares issuable upon the exercise of outstanding stock options to purchase Shares and (iii) 2,625,025 Shares subject to restricted stock units. The information set forth in the INTRODUCTION of the Offer to Purchase and under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) is incorporated herein by reference.
(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEETTHE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.
Item 4.	Terms of the Transaction.
(a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER—Section 1 (“Terms of the Offer”)
THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)
THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER—Section 4 (“Withdrawal Rights”)
THE TENDER OFFER—Section 5 (“Certain United States Federal Income Tax Consequences”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements—The Merger Agreement”)
THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Entasis—Purpose of the Offer”)
THE TENDER OFFER—Section 15 (“Certain Effects of the Offer”)
Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.
(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)
THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contracts or Negotiations with Entasis”)
THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements—Tender and Support Agreements”)
THE TENDER OFFER—Section 20 (“Transactions and Arrangements Concerning the Shares and Other Securities of Entasis”)
THE TENDER OFFER—Section 21 (“Certain Agreements between Parent and its Affiliates and Entasis”)
(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)
THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Entasis”)
THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Entasis”)
THE TENDER OFFER—Section 20 (“Transactions and Arrangements Concerning the Shares and Other Securities of Entasis”)
THE TENDER OFFER—Section 21 (“Certain Agreements between Parent and its Affiliates and Entasis”)
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a) Purposes. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Entasis”) is incorporated herein by reference.
(c) (1)–(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Entasis”)
THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Entasis”)
THE TENDER OFFER—Section 15 (“Certain Effects of the Offer”)
THE TENDER OFFER—Section 16 (“Dividends and Distributions”)
THE TENDER OFFER—Section 22 (“Interests of Certain Entasis Directors and Executive Officers in the Offer and Merger”)
Item 7.	Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)
(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

(d) Borrowed Funds. Not applicable.
Item 8.	Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)
The address for Innoviva Strategic Opportunities LLC is 1350 Old Bayshore Highway, Suite 400, Burlingame, CA 94010.
(b) Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorproated herein by reference:
THE TENDER OFFER—Section 20. (“Transactions and Arrangements Concerning the Shares and Other Securities of Entasis”)
THE TENDER OFFER—Schedule II (“Security Ownership and Transactions in the Shares by Parent, Purchaser and their Respective Directors and Executive Officers”)
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER—Section 23 (“Fees and Expenses”)
Item 10.	Financial Statements.
(a) Financial Information. Not applicable.
(b) Pro Forma Information. Not applicable.
Item 11.	Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)
THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Entasis”)
THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Entasis”)
THE TENDER OFFER—Section 15 (“Certain Effects of the Offer”)
THE TENDER OFFER—Section 18 (“Certain Legal Matters; Regulatory Approvals”)
(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12.	Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 7, 2022.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Summary Advertisement, published June 7, 2022 in the Wall Street Journal.
(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Schedule 14D-9 filed by Entasis with the SEC on June 7, 2022).
(a)(5)(A)	Joint Press Release issued by Entasis and Innoviva on May 23, 2022.
(a)(5)(B)	Innoviva Acquisition and Integration FAQs, dated May 23, 2022.
(a)(5)(C)	Innoviva Transaction Discussion Materials Presented at Entasis Town Hall on May 23, 2022.

Exhibit No.	Description
(a)(5)(D)	Key Messages for Project Elephant Day 1 Communications, dated May 23, 2022.
(a)(5)(E)	Employee email from Pavel Raifeld, provided on May 23, 2022.
(b)	None.
(d)(1)
Agreement and Plan of Merger, dated as of May 23, 2022, among Entasis, Innoviva and Purchaser (incorporated by reference to Exhibit 2.1 to the Entasis’ Current Report on Form 8- K (File No. 001-38670), filed with the SEC on May 23, 2022).

(d)(2)
Form of Tender and Support Agreement for the Entasis’ Directors and Officers (incorporated herein by reference to Exhibit 99.2 to Innoviva’s Current Report on Form 8-K (File No. 000- 30319), filed with the SEC on May 24, 2022).

(d)(3)
Tender and Support Agreement, dated May 23, 2022, by and among Innoviva, Merger Sub and TPG GP A, LLC (incorporated herein by reference to Exhibit 99.1 to Innoviva’s Current Report on Form 8-K (File No. 000-30319), filed with the SEC on May 24, 2022).

(d)(4)
Securities Purchase Agreement, dated February 17, 2022, by and between Entasis and ISO (incorporated herein by reference to Exhibit 10.1 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on February 18, 2022).

(d)(5)
Securities Purchase Agreement, dated May 3, 2021, by and between the Entasis and ISO (incorporated herein by reference to Exhibit 10.1 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 3, 2021).

(d)(6)
Securities Purchase Agreement, by and between Entasis and the Investors named therein, dated August 27, 2020 (incorporated herein by reference to Exhibit 10.1 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on September 1, 2020).

(d)(7)
Securities Purchase Agreement, by and between Entasis and Innoviva, dated April 12, 2020 (incorporated herein by reference to Exhibit 10.1 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on April 13, 2020).

(d)(8)
Registration Rights Agreement, dated February 18, 2022 by and between Entasis and Innoviva (incorporated herein by reference to Exhibit 10.2 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on February 18, 2022).

(d)(9)
Registration Rights Agreement, by and between Entasis and ISO, dated May 3, 2021 (incorporated herein by reference to Exhibit 10.2 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 3, 2021).

(d)(10)
Registration Rights Agreement, by and between Entasis and the Investors named therein, dated September 1, 2020 (incorporated herein by reference to Exhibit 10.2 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on September 1, 2020).

(d)(11)
Registration Rights Agreement, by and between Entasis and Innoviva, Inc., dated April 22, 2020 (incorporated herein by reference to Exhibit 4.1 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on April 22, 2020).

(d)(12)	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.1 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on April 13, 2020).
(d)(13)	Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on September 1, 2020).
(d)(14)
Form of Pre-Funded Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.2 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on September 1, 2020).

(d)(15)	Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 3, 2021).
(d)(16)
Convertible Promissory Note, dated February 18, 2022 (incorporated herein by reference to Exhibit 4.1 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on February 18, 2022).

(d)(17)	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.2 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on February 18, 2022).
(d)(18)	Investor Rights Agreement, by and between Entasis and Innoviva, dated April 22, 2020

Exhibit No.	Description
(incorporated herein by reference to Exhibit 10.1 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on April 22, 2020).
(d)(19)
Amendment No. 1 to Investor Rights Agreement, by and between Entasis and Innoviva, dated May 23, 2022 (incorporated by reference to Exhibit 10.1 to the Entasis’ Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 23, 2022).

(d)(20)
Form of Voting Agreement, between Innoviva and the stockholder party thereto (incorporated herein by reference to Exhibit 10.2 to the Entasis’ Current Report on Form 8-K (File No. 001- 38670), filed with the SEC on April 13, 2020).

(g)	None.
(h)	None.
107	Calculation of Filing Fee Table.
SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 7, 2022
INNOVIVA, INC.

By:	/s Pavel Raifeld
Name:	Pavel Raifeld
Title:	Chief Executive Officer

INNOVIVA MERGER SUB, INC.

By:	/s Pavel Raifeld
Name:	Pavel Raifeld
Title:	President